# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maui Land & Pineapple Company, Inc., CIK 0000063330
CUSIP: 577345101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 Office Road, Lahaina, Maui, Hawaii (HI), 96761
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0000928385-99-002766
Filed by CIK 0001094581
Persons authorized to receive notices and communications: John M. Sabin, CFO, Case Family Office, 1717 Rhode Island Avenue, N.W., 10th Fl., Washington, District Of Columbia (DC), 20036, 202-776-1400

## Reporting persons
- Stephen M. Case (CIK 0001094581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 11,977,166; shared voting power 0; sole dispositive power 11,977,166; shared dispositive power 0; aggregate amount beneficially owned 11,977,166 (61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Maui Land & Pineapple Company, Inc.
Address of issuer's principal executive offices: 500 Office Road, Lahaina, Maui, Hawaii (HI), 96761
Comment: This Amendment No. 7 (this "Amendment No. 7" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 8, 1999, and amended on September 4, 2003, November 22, 2005, March 6, 2007, February 3, 2009, July, 30, 2010 and August 4, 2010 (as amended, the "Statement") by the Reporting Person. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person and are incorporated by reference. The percentage set forth in row 13 is based upon 19,631,630 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D sets forth the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Person has not effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Mr. Case is the sole Trustee of the Trust and has the right to receive or the power to direct the receipt of dividends from the sale of Common Stock held by the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended as follows:

On March 13, 2025, Mr. Case, in his individual capacity and as sole Trustee of the Trust, entered into a Revolving Credit Agreement (the "Credit Agreement") with First Hawaiian Bank, a Hawaii corporation (the "Lender"). The Credit Agreement provides for the potential borrowing of up to a total of $15 million during the three year term of the agreement. The Credit Agreement charges interest at a variable rate, and provides for repayment of borrowed amounts at the end of the three year term. The Credit Agreement permits prepayments of principal without penalty. The obligations under the Credit Agreement are secured by the pledge of an aggregate of 3,000,000 shares of Common Stock of the Issuer owned by the Trust. In prior years, Mr. Case had pledged 11,814,012 shares to a different lender. The shares that remain pledged to this different lender are now 5,993,750 shares. The 3,000,000 shares pledged to the Lender represent a portion of such previously pledged shares. Pursuant to the terms of the Credit Agreement, a margin call may only be triggered in the event that the loan-to-value ratio set forth in the Credit Agreement is not maintained. As is customary with collateralized loan agreements, upon the occurrence of certain events of default, the Lender may exercise its rights with respect to the collateral.

A copy of the Security Agreement, dated as of March 13, 2025, by and among the parties to the Credit Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

A copy of the security agreement, dated as of June 30, 2022, with the Bank of Hawaii is attached hereto as Exhibit 99.2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Security Agreement

Exhibit 99.2 Security Agreement

## Signatures
- Stephen M. Case: /s/ STEPHEN M. CASE, Stephen M. Case (03/17/2025)